UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             KINETIC CONCEPTS, INC.
                               -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.001 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  49460W208
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  May 25, 2007
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 14


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 2 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       6,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  6,045,792**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 3 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       6,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  6,045,792**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


CUSIP NO. 49460W208              SCHEDULE 13D                    Page 4 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,045,792**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               8.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


 CUSIP NO. 49460W208            SCHEDULE 13D                     Page 5 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,045,792**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 6 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,045,792**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


 CUSIP NO. 49460W208              SCHEDULE 13D                   Page 7 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)      83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,045,792**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,045,792**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,045,792**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                 OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                                  * * * * * *


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 8 of 14

Item 1.  Security and Issuer
-----------------------------

This Amendment No. 4 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 11, 2007 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

This Amendment No. 4 relates to shares of Common Stock, $.001 par value per share (the "Common Stock"), of Kinetic Concepts, Inc., a Texas corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 8023 Vantage Drive, San Antonio, TX 78230.

The following amendments to the Schedule 13D are hereby made by this Amendment No. 4. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background
---------------------------------

There have been no changes to Item 2 since the last Schedule 13D Amendment filed on May 11, 2007.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 3 since the original Schedule 13D filed on September 21, 2006.


Item 4.  Purpose of Transaction
--------------------------------

On May 25, 2007, the Reporting Persons entered into an agreement (the ?Stock Purchase Agreement? attached hereto as Exhibit B and incorporated by reference herein) to purchase 406,339 shares of Issuer?s Common Stock at a price of $49.22 per share. The shares were acquired in a private transaction and are subject to restrictions upon resale.

                                  * * * * * *


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 9 of 14

On May 30, 2007, Blum LP, on behalf of itself and its affiliates, terminated the 10b5-1 Purchase Plan entered into on February 28, 2007 with Merrill Lynch, Pierce, Fenner & Smith Incorporated (?Merrill Lynch?) in accordance with Rule 10b5-1 of the Act, as described in the Schedule 13D Amendment filed on March 2, 2007.

On May 30, 2007, Blum LP, on behalf of itself and its affiliates, entered into a new purchase plan (the ?10b5-1 Purchase Plan dated May 30, 2007?) with Merrill Lynch, accordance with Rule 10b5-1 of the Act. The 10b5-1 Purchase Plan dated May 30, 2007 provides for the periodic acquisition of Common Stock up to an aggregate of 2,000,000 shares through November 30, 2007 to be allocated among the affiliates of the Reporting Persons. The 10b5-1 Purchase Plan dated May 30, 2007 may be modified or amended upon the written agreement of Blum LP and Merrill Lynch, and may be terminated at any time by Blum LP. Transactions under the 10b5-1 Purchase Plan dated May 30, 2007 will be subject to certain price restrictions.

Nils Colin Lind, who is an executive officer or managing member of each of the Reporting Persons, is a member of the Board of Directors of the Issuer.

Other than the Stock Purchase Agreement and 10b5-1 Purchase Plan dated May 30, 2007 described above, no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

                                  * * * * * *


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 10 of 14

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is qualified in its entirety by reference to the Stock Purchase Agreement, attached hereto as Exhibit B, and the 10b5-1 Purchase Plan dated May 30, 2007, attached hereto as Exhibit C, each of which is expressively incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer
----------------------------------------------

Item 5 of the Schedule 13D is hereby amended to add the following:

(a), (b) According to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2007, there were 71,261,796 shares of Common Stock issued and outstanding as of May 4, 2007. Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 3,454,301 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner which represents 4.8% of the outstanding shares of the Common Stock; (ii) 654,652 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 0.9% of the outstanding shares of the Common Stock;
(iii) 1,745,939 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 2.5% of the outstanding shares of the Common Stock; (iv) 117,100 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.2% of the outstanding shares of the Common
Stock; and (v) 36,900 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. (?Dominion Connecticut?), which represents 0.1% of the outstanding shares of the Common Stock and 36,900 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust (?Virginia Electric?), which represents 0.1% of the outstanding shares of the Common Stock (collectively, the ?Investment Advisory Clients?), with respect to which Blum LP has voting and investment power.

                                  * * * * * *


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 11 of 14

Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP II, Blum GP III and Saddlepoint GP. The Reporting Persons may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of, and shared voting power with respect to, an aggregate of 6,045,792 shares of the Common Stock, which is 8.5% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP II, Blum GP III, Blum GP III LP, and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP II, Blum GP III LP, Blum GP III, or Saddlepoint GP.

(c) Since the last Schedule 13D Amendment filed on May 11, 2007, the Reporting Persons have purchased the following shares of Common Stock under the provisions of the 10b5-1 Purchase Plan and in a private transaction, as described in Item 4:

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
Investment partnerships for        05-25-2007    120,600*      49.2200
which Blum LP serves as the        05-11-2007     76,800       46.2128
general partner.


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The limited partnerships for       05-11-2007     71,100*      49.2128
which Blum GP II serves as the
general partner and the managing
limited partner.

                                  * * * * * *


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 12 of 14

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
For Blum Strategic III for         05-25-2007    258,439*      49.2200
which Blum GP III LP               05-11-2007    148,400       46.2128
serves as the general partner
and for Blum GP III which
serves as the general
partner for Blum GP III LP.


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The partnership for which          05-25-2007     15,100*      49.2200
Saddlepoint GP serves as           05-11-2007      7,400       46.2128
general partner.


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The Investment Advisory            05-25-2007     12,200*      49.2200
Clients for which Blum LP          05-11-2007      6,000       46.2128
serves as investment advisor.

* These shares were acquired through a private transaction, as described in Item 4.

(d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------

Item 6 of the Schedule 13D is hereby amended and restated as follows:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except i) the 10b5-1 Purchase Plan, as disclosed in Item 4, ii) the Stock Purchase Agreement, as disclosed In Item 4, and iii) as noted above in Item 5, Blum LP has voting and Investment power of the shares held by it for the benefit of The Investment Advisory Clients.

                                  * * * * * *


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 13 of 14

The information set forth in this Item 6 is qualified in its entirety by reference to the Stock Purchase Agreement, attached hereto as Exhibit B, and the 10b5-1 Purchase Plan dated May 30, 2007, attached hereto as Exhibit C, each of which is expressively incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits
------------------------------------------

Exhibit A - Joint Filing Undertaking dated May 30, 2007

Exhibit B ? Stock Purchase Agreement dated May 25, 2007

Exhibit C ? 10b5-1 Purchase Plan dated May 30, 2007

                                  * * * * * *


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 14 of 14



                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 30, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.




By: /s/ Gregory D. Hitchan             By:  /s/ Gregory D. Hitchan
    -------------------------------    -------------------------------------
    Gregory D. Hitchan                 Gregory D. Hitchan,
    Managing Member                    Managing Member


BLUM STRATEGIC GP III, L.P.           SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner



By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Partner, Chief Operating Officer,
                                        General Counsel and Secretary

                                  * * * * * *


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  May 30, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.




By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
    -------------------------------     -------------------------------------
    Gregory D. Hitchan                  Gregory D. Hitchan,
    Managing Member                     Managing Member


BLUM STRATEGIC GP III, L.P.            SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner



By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Partner, Chief Operating Officer,
                                        General Counsel and Secretary

                                  * * * * * *


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 1 of 6

                                 Exhibit B

                      COMMON STOCK PURCHASE AGREEMENT

     COMMON STOCK PURCHASE AGREEMENT, dated as of May 25, 2007, between Dr. James R. Leininger (?Dr. Leininger?) and Dominion Nuclear Connecticut, Inc. Qualified Nuclear Decommissioning Trust, Virginia Electric and Power Co. Qualified Nuclear Decommissioning Trust, Stinson Capital Partners D, L.P., Saddlepoint Partners (Cayman), L.P., Stinson Capital Partners, L.P., Stinson Capital Partners A, L.P., Stinson Capital Partners M, L.P., BK Capital Partners IV, L.P., Stinson Capital Partners L, L.P., Stinson Dominion, L.P., and Blum Strategic Partners III, L.P. (collectively, the ?Blum Entities?).

                            W I T N E S S E T H

     WHEREAS, on the date hereof, Dr. Leininger owns shares of Kinetic Concepts, Inc. (?KCI?) Common Stock, par value $.001 per share (?Common Stock?); and

     WHEREAS, upon the terms and subject to the provisions set forth herein, Dr. Leininger wishes to sell to the Blum Entities, and the Blum Entities wish to purchase from Dr. Leininger, the number of shares of Common Stock as hereinafter set forth (the ?Shares?).

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto hereby agree as follows:

1. Purchase and Sale of Shares. On the terms and subject to the conditions set forth in this Agreement and subject to receipt by American Stock Transfer & Trust Company, transfer agent of KCI (the ?Transfer Agent?), of the opinion from Cox Smith Matthews Incorporated in the form substantially as attached hereto as Exhibit A (the ?Legal Opinion?), Dr. Leininger agrees to transfer, assign and deliver 406,339 Shares, allocated in the following manner: 6,100 Shares to Dominion Nuclear Connecticut, Inc. Qualified Nuclear Decommissioning Trust, 6,100 Shares to Virginia Electric and Power Co. Qualified Nuclear Decommissioning Trust, 29,900 Shares to Stinson Capital Partners D, L.P., 15,100 Shares to Saddlepoint Partners (Cayman), L.P., 18,700 Shares to Stinson Capital Partners, L.P., 17,100 Shares to Stinson Capital Partners A, L.P., 7,900 Shares to Stinson Capital Partners M, L.P., 14,300 Shares to BK Capital Partners IV, L.P., 26,700 Shares to Stinson Capital Partners L, L.P., 6,000 Shares to Stinson Dominion, L.P., and 258,439 Shares to Blum Strategic Partners III, L.P., against an aggregate payment of $20,000,005.58 ($49.22 per Share) by the Blum Entities to Dr. Leininger, in immediately available funds transferred by wire to an account identified by Dr. Leininger to the Blum Entities in writing, and hereby does so transfer, assign and deliver the Shares to the Blum Entities and acknowledges receipt of such payment, and the Blum Entities agree to purchase the Shares and make the payment described above to Dr. Leininger against delivery of the certificate or certificates representing the Shares (together with one or more executed stock powers in customary form), and hereby do so purchase the Shares and acknowledge receipt of such certificate or certificates (together with such executed stock powers).

                                  * * * * * *


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 2 of 6

2. Representations of Dr. Leininger. Dr. Leininger represents and warrants as of the date hereof to each of the Blum Entities that he has good and marketable title to the Shares being purchased from him by the Blum Entities, free and clear of any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), voting or transfer restriction or agreement, other charge or security interest, or any preference, priority or other arrangement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing), except any restrictions or limitations imposed by or existing under any federal securities laws or those set forth in the Shareholders Agreement (as defined in Section 5 below) (each of the foregoing, an ?Encumbrance?) and that, upon completion of the transactions contemplated by Section 1 hereto, the Blum Entities will acquire good and marketable title to the Shares free and clear of any Encumbrances, other than any Encumbrances created by the Blum Entities.

3. Representations of Blum Entities. Each of the Blum Entities severally hereby represents and warrants that:

     a. It is acquiring the Shares for its own account, as principal, for investment and not for the interest of any other person or entity and not with a view to, or with the present intention of, any resale or distribution of the Shares.

     b. It understands that the Shares have not been registered under the Securities Act of 1993, as amended (the ?Act?) or under the laws of any jurisdiction, and neither Dr. Leininger nor KCI is under any obligation to so register the Shares under the Act or under the laws of any jurisdiction, other than as may be required under the Shareholders Agreement (as defined in Section 5 below).

     c. It understands that the Shares are ?restricted securities?, as such term is defined in Rule 144 (?Rule 144?) under the Act, that it must hold the Shares indefinitely unless they are subsequently registered under the Act or an exemption from such registration is then available, and that it may be required to bear the economic risk of this investment for an indefinite period of time.

     d. It understands that Rule 144 is not currently available for any sales of the Shares by it, that any routine sales of the Shares made in reliance on Rule 144 (if it becomes available) can be made only in limited amounts in accordance with the terms and conditions of that Rule, and that, in the event Rule 144 is not available, compliance with the registration requirements under the Act would be required or facts would have to exist which provide the basis for an exemption from the registration requirements of the Act.

                                  * * * * * *


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 3 of 6

     e. It has had the full opportunity to examine such books, records, financial statements and other documents and information, and to ask questions of and to receive answers from Dr. Leininger or KCI?s management, as it deems necessary or appropriate in the circumstances and has had full access to all information and documents: (i) relative to KCI and KCI?s common stock and (ii) necessary to verify the accuracy of any information, documents, books and records furnished, and that all such materials and information requested by it and its advisors (including information requested to verify information previously furnished) have been made available and examined by it or its advisors.

     f. It has relied upon its own independent investigations and not on the officers or directors of KCI or Dr. Leininger or any person or entity, other than such Blum Entity?s own advisors with respect to the legal, tax and other considerations relating to its investment.

     g. It is an ?accredited investor? as such term is used in Regulation D under the Act and it has sufficient knowledge and. experience in financial and business matters to evaluate the merits and risks of this investment.

     h. It will make no offer, sale, assignment, pledge or other transfer of any of the Shares, and KCI shall not be required to transfer, or register a transfer of any of the Shares, in the absence of an effective registration statement under the Act covering the Shares or an exemption from registration under the Act, and that the availability of such exemption shall be established by such Blum Entity by means of a legal opinion in form and substance reasonably satisfactory to KCI, rendered by legal counsel satisfactory to KCI, to the effect that any such transfer is exempt from registration under the Act.

4. Certificates. The Blum Entities agree that any certificates representing any of the Shares may bear a legend to the effect that such shares may not be offered, sold, assigned, pledged or otherwise transferred in the absence of an effective registration statement or an exemption under the Act.

5. Joinder and Consent. The Blum Entities hereby agree to become parties to the Amended and Restated Agreement Among Shareholders, dated as of January 26, 2005, by and among, KCI, Dr. Leininger and the other signatories thereto, as it may be amended from time to time (the ?Shareholders Agreement?) and agree to become bound by the terms of the Shareholders Agreement as if they were ?Shareholders? and ?RCBA Associates? (each as defined in the Shareholders Agreement). The address for notice for the Blum Entities shall be the same as for ?RCBA Associates? as specified in Schedule 3.01 to and as defined in the Shareholders Agreement. Dr. Leininger hereby consents to the joinder of the Blum Entities to the Shareholders Agreement as ?Shareholders? and ?RCBA Associates.?

                                  * * * * * *


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 4 of 6

6. Assistance. Dr. Leininger agrees to provide any notification to KCI and any other party to the Shareholders Agreement with respect to the transactions contemplated by this Agreement reasonably requested by the Blum Entities for the purpose of the Blum Entities becoming ?Shareholders? and ?RCBA Associates? pursuant to, and as defined in, the Shareholders Agreement.

7. Assignment. Dr. Leininger hereby assigns his rights, including the registration rights, contained in the Shareholders Agreement with respect to the Shares to the Blum Entities and agrees to take any action as may be necessary to give full effect to the transactions contemplated by this Agreement, including causing the Legal Opinion to be delivered to the Transfer Agent.

8. Governing Law. The laws of the State of New York shall govern the interpretation, validity and performance of the terms of this Agreement.

9. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                       /s/ James R. Leininger
                                       JAMES R. LEININGER

                                       STINSON CAPITAL PARTNERS, L.P.
                                       STINSON CAPITAL PARTNERS D, L.P.
                                       STINSON CAPITAL PARTNERS A, L.P.
                                       STINSON CAPITAL PARTNERS M, L.P.
                                       STINSON CAPITAL PARTNERS L, L.P.
                                       STINSON DOMINION, L.P.
                                       BK CAPITAL PARTNERS IV, L.P.

                                       By: BLUM CAPITAL PARTNERS, L.P.
                                           General Partner
                                       By: RICHARD C. BLUM & ASSOCIATES, INC.
                                           General Partner

                                       By:  /s/ Gregory D. Hithcan
                                       Name:  Gregory D. Hitchan
                                       Title: Partner and Chief Operating
                                              Officer

                                       DOMINION NUCLEAR CONNECTICUT,
                                          INC. QUALIFIED NUCLEAR
                                          DECOMMISSIONING TRUST
                                       VIRGINIA ELECTRIC AND POWER CO.
                                          QUALIFIED NUCLEAR
                                          DECOMMISSIONING TRUST

                                  * * * * * *


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 5 of 6

                                       By: BLUM CAPITAL PARTNERS, L.P.
                                           Investment Advisor
                                       By: RICHARD C. BLUM & ASSOCIATES, INC.
                                           General Partner

                                       By:  /s/ Gregory D. Hithcan
                                       Name:  Gregory D. Hitchan
                                       Title:  Partner and Chief Operating
                                               Officer

                                       BLUM STRATEGIC PARTNERS III, L.P.

                                       By: BLUM STRATEGIC GP III, L.L.C.
                                           General Partner

                                       By:  /s/ Gregory D. Hithcan
                                       Name:  Gregory D. Hitchan
                                       Title: Managing Member


                                       SADDLEPOINT PARTNERS (CAYMAN), L.P.

                                       By: SADDLEPOINT PARTNERS GP, L.L.C.
                                           General Partner


                                       By:  /s/ Gregory D. Hithcan
                                       Name:  Gregory D. Hitchan
                                       Title: Member

                                  * * * * * *


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 6 of 6

                                  Exhibit A

            (Form of Opinion of Cox Smith Matthews Incorporated)

CUSIP NO. 49460W208             SCHEDULE 13D                    Page 1 of 4

                                   Exhibit C

                          Rule 10b5-1 Purchase Plan

     I, Gregory D. Hitchan, on behalf of Blum Capital Partners, L.P. and its affiliates (collectively, the ?Fund?), as of this 30th day of May 2007, have established this Plan (the ?Plan?) in order to purchase up to 2,000,000 shares of Kinetic Concepts, Inc.?s common stock pursuant to the requirements of and in conformity with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the ?Exchange Act?).

     The Fund requests that Merrill Lynch, Pierce, Fenner & Smith
Incorporated (?Merrill Lynch?) execute the Plan as follows:

1.   Starting on May 30, 2007, purchase shares pursuant to the attached table
on a ?not held? basis.    Shares purchases shall be allocated among the Fund
as instructed to Merrill Lynch from time to time.

2.   The Plan shall end on the earliest of:

       a.    November 30, 2007;

       b.    the completion of all purchases contemplated by the Plan;

       c.    the Fund or Merrill Lynch?s reasonable determination that:

             (i) the Plan does not comply with Rule 10b5-1 or other applicable securities laws;

             (ii) the Fund has not, or Merrill Lynch has not, complied with the Plan, Rule 10b5-1 or other applicable securities laws.

3.   The Fund will pay Merrill Lynch $--- per share commission rate.

4. The Fund confirms that (a) it established the Plan in good faith in compliance with the requirements of Rule 10b5-1 at a time when it was not in possession of non-public material information, (b) it understands the proscriptions of Rule 10b5-1 in respect of offsetting and hedging transactions, (c) it will not disclose to any persons at Merrill Lynch effecting purchases under the Plan any information regarding Kinetics Concepts, Inc. that might influence the execution of the Plan and (d) it will inform Merrill Lynch as soon as possible of any subsequent legal or contractual restrictions affecting the execution of the Plan by Merrill Lynch or by the Fund and of the occurrence of any event that would cause the Plan to end or be suspended as contemplated in Paragraph 2 or 5.

                                  * * * * * *


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 2 of 4

5. If Merrill Lynch must suspend purchases of shares under this Plan on a particular day for any of the following reasons:

       a. a day specified by the Plan is not a day on which the shares trade regular way on the Exchange;

       b. trading of the shares on the Exchange is suspended for any reason; or

       c. Merrill Lynch cannot effect a purchase of shares due to legal, regulatory or contractual restrictions applicable to it or to the Fund (including without limitation, Regulation M, Rule 10b-5);

then Merrill Lynch will resume purchases in accordance with paragraph 1 above on the next day specified in the Plan after the condition causing the suspension of purchases has been resolved to the satisfaction of Merrill Lynch and the Fund.

6. The Plan may be modified or amended only upon the written agreement of the undersigned and Merrill Lynch.

7. The Plan may be signed in counterparts, each of which will be an original.

8. The Plan and the attachment together constitute the entire agreement between the Fund and Merrill Lynch and supersede any prior agreements or understandings regarding the Plan.

9.   All notices given by the parties under this Plan will be as follows:

        If to Merrill Lynch:

              World Financial Center ? 5th Floor
              New York, NY 10080
              Attention: Charles Plohn, Jr.

        If to the Fund:

              909 Montgomery Street
              San Francisco, CA  94133
              Attention:  Gregory D. Hitchan
              Fax no: (415) 283-0653

10. Merrill Lynch acknowledges that the Fund may (1) purchase shares of Kinetic Concepts, Inc. from time to time separately from shares purchased pursuant to the Plan and (2) terminate this Plan at any time by giving notice to Merrill Lynch.

                                  * * * * * *


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 3 of 4

11. This Plan will be governed by and construed in accordance with the
12. internal laws of the State of New York.


                                   Blum Capital Partners, L.P

                                   By  Richard C. Blum & Associates, Inc.,
                                   its general partner

                                   By: /s/ Gregory D. Hitchan

                                       Gregory D. Hitchan
                                       Chief Operating Officer

                                   Acknowledged and Agreed:

                                   Merrill Lynch, Pierce, Fenner & Smith
                                   Incorporated

                                   By: /s/ Charles Plohn

                                  * * * * * *


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 4 of 4


                                 Attachment


                     Daily Pricing Strategy

Price Limit
Maximum Daily Target Volume

   $---
   --- shares daily, --- cumulative

   $---
   no daily limitation, --- cumulative

   Below $---
   no daily limitation, --- cumulative
   (net of prior purchases under the plan)